EXHIBIT 99.1

Galapagos increases share capital through subscription right exercises

Mechelen, Belgium; 18 March 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from subscription right exercises.

Galapagos issued 95,500 new ordinary shares on 18 March 2022, for a total capital increase (including issuance premium) of €2,159,600.00.

Pursuant to the subscription right exercise program of Galapagos’ management board, members of the management board automatically are committed to exercise a minimum number of subscription rights, subject to certain conditions. In accordance with the rules of this program, our CEO Onno van de Stolpe exercised 15,000 subscription rights and one management board member exercised 5,000 subscription rights. In total our CEO exercised 50,000 subscription rights and the aforementioned management board member 10,000 subscription rights, as these subscription rights are due to expire in July 2022.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €355,098,660.11, the total number of securities conferring voting rights amounts to 65,648,221, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (formerly known as warrants) to subscribe to not yet issued securities conferring voting rights is (i) 8,322,710 subscription rights under several outstanding employee subscription right plans, which equals 8,322,710 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 1,000,000 subscription rights of Subscription Right Plan 2022 (B), which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:

Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:

Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1         Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market